EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended July 1, 2001

(Thousands of Dollars)

	Six
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net loss	$(43,355)	(18,331)
Add:
Cumulative effect of accounting change	1,066	-
Fixed charges	62,459	30,839
Income taxes	(19,900)	(8,626)
	------------	----------
Total	$ 270	3,882
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Fixed Charges:
Interest on long-term debt	$ 43,336	21,666
Other interest charges	7,875	3,655
Amortization of debt expense	1,021	510
Rental expense representative
of interest factor	10,227	5,008
	------------	----------
Total	$ 62,459	30,839
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Ratio of earnings to fixed charges	0.00	0.13
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